SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           (Amendment No. __________)*

                           SIRENA APPAREL GROUP, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    82966Q102
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  82966Q102                     13G               Page 1 of 2 Pages

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   BLACK & COMPANY, INC.              93 - 0479581

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) |_|
                                                        (b) |_|

   3      SEC USE ONLY

   4      CITIZENSHIP OR PLACE OF ORGANIZATION
                   OREGON

                                5      SOLE VOTING POWER
        NUMBER OF                               0
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                                6      SHARED VOTING POWER
                                                505,690

                                7      SOLE DISPOSITIVE POWER
                                                0

                                8      SHARED DISPOSITIVE POWER
                                                505,690

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   505,690

  10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   10.9%

  12      TYPE OF REPORTING PERSON*
                   BD

                                *SEE INSTRUCTIONS

CUSIP NO.  82966Q102                     13G                  Page 2 of 2 Pages

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   BLACK & COMPANY ASSET MANAGEMENT             93 - 1211389

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) |_|
                                                      (b) |_|

   3      SEC USE ONLY


   4      CITIZENSHIP OR PLACE OF ORGANIZATION
                   OREGON

                                5      SOLE VOTING POWER
        NUMBER OF                               0
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                                6      SHARED VOTING POWER
                                                505,690

                                7      SOLE DISPOSITIVE POWER
                                                0

                                8      SHARED DISPOSITIVE POWER
                                                505,690

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   505,690

  10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   10.9%

  12      TYPE OF REPORTING PERSON*
                   IA

                                *SEE INSTRUCTIONS

Item 1.

         (a)      Name of Issuer:            SIRENA APPAREL GROUP, INC.

         (b)      Address of Issuer's Principal Executive Offices:

                                10333 Vacco St.
                                South El Monte, California  91733

Item 2.

         (a)      Name of Person Filing:    Black & Company, Inc.

         (b)      Address of Principal Business Office or, if none, Residence:

                               One S.W. Columbia St., Suite 1200
                               Portland, Oregon  97258

         (c)      Citizenship:      State of Oregon

         (d)      Title of Class of Securities:      Common Stock

         (e)      CUSIP Number:             82966Q102

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

         (a)[X ]  Broker or Dealer registered under Section 15 of the Act

         (b)[   ] Bank as defined in section 3(a)(6) of the Act

         (c)[   ] Insurance Company as defined in section 3(a)(19) of the Act

         (d)[ ] Investment Company registered under section 8 of the Investment Company Act

         (e)[ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

         (f)[ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)

         (g)[ ] Parent Holding Company, in accordance with ss. 240.13d-1(b)(1)(ii)(G)

         (h)[   ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership

         (a)      Amount Beneficially Owned:

     Black & Company, Inc. owns 383,940 shares directly, and 121,750 indirectly through Black & Company Asset Management, a wholly-owned subsidiary of Black & Company, Inc.

         (b)      Percent of Class:

     10.9% in aggregate, consisting of 8.3% held directly, and 2.6% held indirectly

         (c)      Number of shares as to which such person has:

(i)      sole power to vote or to direct the vote:                    0
(ii)     shared power to vote or to direct the vote:                  505,690
(iii)    sole power to dispose or to direct the disposition of:       0
(iv)     shared power to dispose or to direct the disposition of:     505,690

Item 5.  Ownership of Five Percent or Less of a Class

                  N/A

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

     498,750 shares are held in discretionary investment accounts, either by Black & Company, Inc. (377,000 shares or 8.11% of class) or Black & Company Asset Management (121,750 shares or 2.62% of class). None of the beneficial owners of such investment accounts holds in excess of 5% of the class of securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                  N/A

Item 8.  Identification and Classification of Members of the Group

                  N/A

Item 9.  Notice of Dissolution of Group

                  N/A

Item 10.          Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:    January 23, 1997

                                        BLACK & COMPANY, INC.



                                 By:   /s/  Teri Duffy
                                      Teri Duffy, Executive Vice President